UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form SD
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SPECIALIZED DISCLOSURE REPORT
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BMC STOCK HOLDINGS, INC.
(Exact name of the registrant as specified in its charter)

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Delaware	1-36050	26-4687975
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

8020 Arco Corporate Drive, Suite 400 Raleigh, NC		27617
(Address of principal executive offices)		(Zip Code)
(Name and telephone number, including area code,
of the person to contact in connection with this report.):
Timothy D. Johnson
(919) 431-1000

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
I. Introduction
BMC Stock Holdings, Inc., a Delaware corporation (the “Company”), is one of the leading providers of diversified building products and services in the U.S. residential construction market. Our objective is to provide best-in-class customer service and value-added products to our customers, which are primarily single- and multi-family home builders and professional remodelers. Our product offerings include lumber and lumber sheet goods and an array of value-added products including millwork, doors, windows and structural components such as engineered wood products, floor and roof trusses and wall panels. Our whole-house framing solution, Ready-Frame®, which is one of our fastest growing product offerings, saves builders both time and money and improves job site safety. We also offer our customers important services such as design, product specification, installation and installation management.
All references to “we,” “us,” “our,” or the “Company” in this report mean BMC Stock Holdings, Inc. together with its consolidated subsidiaries. This report covers our operations for the period from January 1, 2018 through December 31, 2018.
Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), requires public disclosure of certain information when a company manufactures or contracts to manufacture products that include metallic forms of gold and the derivatives of tin, tungsten and tantalum (collectively, “Conflict Minerals”), that are necessary to the functionality or production of such products. For purposes of the Rule and the reasonable country of origin inquiry described herein, the “Covered Countries” are the Democratic Republic of the Congo and any of its adjoining countries, which for 2018 are Angola, Burundi, the Central African Republic, the Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia.
The Company is primarily a distributor and reseller of products manufactured by others. We manufacture floor trusses, roof trusses, wall panels, stairs, specialty millwork, windows and pre-hung doors. We have developed several proprietary capabilities to design, pre-cut, label and bundle lumber and lumber sheet goods into customized framing packages, which we have branded Ready-Frame®. We also provide an extensive range of installation services and special order products. We group our building products and services into four product categories: (i) structural components, (ii) lumber & lumber sheet goods, (iii) millwork, doors & windows, and (iv) other building products & services. Each of these categories includes both manufactured and distributed products (collectively, the “products”). Some of the products utilize fasteners, hardware or other metal components that may contain Conflict Minerals. In 2018, we adopted a Conflict Minerals Policy, which can be found on our website at http://s22.q4cdn.com/428639663/files/doc_downloads/govdocs/BMC-Stock-Conflict-Minerals-Policy-(May-2018)-(1).pdf.
II. Conflict Minerals Disclosure
For 2018, we undertook a review of our products in order to determine (a) which of those products contain metal parts or components potentially containing Conflict Minerals, (b) whether such parts or components are necessary to the functionality or production of such products and (c) which of our suppliers may have supplied such metal parts or components for such products. The senior sourcing personnel and legal counsel were involved with this review and in determining the scope and reasonable country of origin inquiry described below. Based upon our review, we determined that certain metal parts and components utilized in our products may contain Conflict Minerals that were necessary to the functionality or production of such products.
We then conducted a good faith reasonable country of origin inquiry as required by the Rule. We identified our suppliers who provide metal parts or components used in our products. Those suppliers were asked to complete the Conflict Minerals Reporting Template promulgated by the Responsible Mineral Initiative and disclose whether the metal parts or components provided to us for such products contain any Conflict Minerals and, if so, their country of origin.
Of 43 total suppliers identified that provide metal parts and components used in our products that potentially contain Conflict Minerals that were necessary to the functionality or production of such products, we received responses from 43, for a response rate of 100%. Those responses ranged from partially or fully completed questionnaires to a statement of the supplier’s policy and intent to avoid use of Conflict Minerals from the Covered Countries. We reviewed the questionnaires and other responses received, and followed up with suppliers who did not respond or who provided incomplete or unclear responses. Accordingly, we believe the Company performed a reasonable and good faith inquiry. However, there are inherent limitations in our ability to obtain and verify information provided by our suppliers.

Based upon this reasonable country of origin inquiry, including the responses received to date from our suppliers, we may have reason to believe that a limited quantity of necessary Conflict Minerals in a small minority of our products may have originated in a Covered Country during 2018 or did not come from recycled or scrap sources. Pursuant to the Public Statement issued by the U.S. Securities and Exchange Commission’s Division of Corporation Finance on April 7, 2017, we have only provided the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.
This information is publicly available at ir.buildwithbmc.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BMC STOCK HOLDINGS, INC.

Date: May 31, 2019	By:	/s/ Timothy D. Johnson
Timothy D. Johnson
Executive Vice President, General Counsel and Corporate Secretary